UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number: 001-41448

Gorilla Technology Group Inc.

(Translation of registrant’s name into English)

Meridien House

42 Upper Berkeley Street

Marble Arch

London, United Kingdom W1H 5QJ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

Explanatory Note

On June 30, 2025, Gorilla Technology Group Inc., a Cayman Islands exempted company (the “Company”), entered into a securities purchase agreement (the “Purchase Agreement”) with certain investors relating to the issuance and sale of an aggregate of (a) 2,529,946 ordinary shares of the Company and (b) pre-funded warrants to purchase 3,470,054 ordinary shares of the Company, to investors who paid $17.50 per ordinary share and $17.4499 per pre-funded warrant (the “Offering”). The pre-funded warrants have a nominal exercise price of $0.0001 per ordinary share, are immediately exercisable upon issuance and have no expiration date. The Purchase Agreement contains customary representations and warranties, conditions to closing, termination provisions and indemnification obligations, including for liabilities under the Securities Act of 1933, as amended.

The closing of the Offering occurred on July 2, 2025 and the Company received net proceeds of $98.8 million, after deducting placement agent fees but before paying estimated offering expenses. The Offering was made pursuant to the shelf registration statement on Form F-3 (File No. 333-274053) previously filed by the Company with the Securities and Exchange Commission on August 17, 2023 and declared effective by the SEC on August 29, 2023.

Titan Partners Group LLC, a division of American Capital Partners, LLC, acted as the sole placement agent for the Offering (the “Placement Agent”).

On June 30, 2025, the Company also entered into a placement agency agreement (the “Placement Agency Agreement”) with the Placement Agent, pursuant to which the Placement Agent acted as the sole placement agent for the Company in connection with the Offering. The Company agreed to pay the Placement Agent a cash fee of up to 6.0% of the gross proceeds from the Offering and to issue to the Placement Agent (or its designees) warrants to purchase up to 120,000 ordinary shares (the “Placement Agent Warrants”) representing 2.0% of the securities sold in the Offering. The Placement Agent Warrants are immediately exercisable, have an initial exercise price of $21.00 per ordinary share and will expire on the five-year anniversary of the initial issuance date. In addition, the Company agreed to reimburse the Placement Agent for up to $125,000 of its fees and expenses in connection with the Offering. The Placement Agency Agreement contains customary representations, warranties, and agreements by the Company, customary conditions to closing, indemnification obligations of the Company, other obligations of the parties, and termination provisions.

In connection with the Offering, the Company and directors and executive officers of the Company entered into lock-up agreements (the “Lock-Up Agreements”), which each provide for a 45-day lockup period, subject to customary exceptions.

The foregoing descriptions of the Purchase Agreement, the Placement Agency Agreement, the prefunded warrants, the Placement Agent Warrants and the Lock-Up Agreements do not purport to be complete and are qualified in their entirety by reference to the full text of the form of Purchase Agreement, the Placement Agency Agreement, the form of prefunded warrant, the form of Placement Agent Warrant and the form of Lock-Up Agreement, which are filed as Exhibits 99.1, 99.2, 99.3, 99.4 and 99.5 respectively, to this Report of Foreign Private Issuer on Form 6-K and are incorporated by reference herein.

INCORPORATION BY REFERENCE

The information included in this Report of Foreign Private Issuer on Form 6-K is hereby incorporated by reference into the Company’s Registration Statements on Form F-3 (File Nos. 333-274053, 333-267838 and 333-276708) and on Form S-8 (File No. 333-275749) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this Report of Foreign Private Issuer on Form 6-K is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

On July 2, 2025, the Company issued a press release announcing the closing of the Offering by the Company. The press release is furnished as Exhibit 99.8 to this Report of Foreign Private Issuer on Form 6-K and is not incorporated by reference into the Company’s Registration Statements on Form F-3 and Form S-8.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gorilla Technology Group Inc.

Date: July 2, 2025	By:	/s/ Jayesh Chandan
	Name:	Jayesh Chandan
	Title:	Chief Executive Officer (Principal Executive Officer)

Exhibit Index

Exhibit	Description
99.1	Form of Securities Purchase Agreement

99.2	Placement Agency Agreement, dated June 30, 2025, between the Company and Titan Partners Group LLC, a division of American Capital Partners, LLC

99.3	Form of Pre-Funded Warrant

99.4	Form of Placement Agent Warrant (included in Exhibit 99.2)

99.5	Form of Lock-Up Agreement (included in Exhibit 99.1)

99.6	Opinion of Pillsbury Winthrop Shaw Pittman, regarding the legality of the pre-funded warrants and placement agent warrants (including consent)

99.7	Opinion of Travers Thorp Alberga, regarding the legality of the ordinary shares and ordinary shares underlying the pre-funded warrants (including consent)

99.8	Press release dated July 2, 2025

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